                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003.

                        Commission File Number: 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F  X         FORM 40-F
                                  ___                  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes          No  X
                                   ___         ___

                                 AMDOCS LIMITED

                                 (AMDOCS LOGO)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 22, 2004

To the Shareholders:

     The annual General Meeting of Shareholders of Amdocs Limited will be held at 10:00 A.M., local time, on Thursday, January 22, 2004, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

        1. To elect twelve (12) directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified.

        2. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2003.

        3. To approve an amendment to our 1998 Stock Option and Incentive Plan, as amended, to increase by 6 million shares the number of ordinary shares available for issuance and to eliminate the Company's ability to conduct option repricing programs in which options are surrendered to the Company in exchange for new options and/or restricted stock.

        4. To ratify and approve the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2004, and until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent auditors in accordance with the nature and extent of their services.

        5. To transact such other business as may properly come before the General Meeting.

     The Board of Directors has fixed the close of business on November 28, 2003 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR
NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          -s- Thomas G. O'Brien
                                          THOMAS G. O'BRIEN
                                          Secretary
December 17, 2003
                             ---------------------

                   A proxy card and the Annual Report for the
               fiscal year ended September 30, 2003 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 22, 2004

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding voting ordinary shares, par value L0.01 per share ("Ordinary Shares"), for use at the annual general meeting of shareholders to be held at 10:00 A.M., local time, on Thursday, January 22, 2004, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting").

     This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 18, 2003.

     At the General Meeting, the holders of our Ordinary Shares as of the close of business on November 28, 2003 (the "Record Date") will be asked to take the following actions (each, an "Ordinary Resolution"):

     - Elect twelve (12) directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

     - Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2003 (Proposal II);

     - Approve an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), to increase by 6 million shares the number of Ordinary Shares available for issuance and to eliminate the Company's ability to conduct option repricing programs in which options are surrendered to the Company in exchange for new options and/or restricted stock (Proposal III); and

     - Ratify and approve the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2004, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent auditors in accordance with the nature and extent of their services (Proposal IV).

     The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 216,098,335 Ordinary Shares. Each Ordinary Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Ordinary Shares entitled to vote at the General Meeting shall constitute a quorum for purposes of the General Meeting.

     Approval of Proposals I, II and IV requires the affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting. Approval of Proposal III, the amendment of the 1998 Plan, requires the affirmative vote of a majority of the Ordinary Shares issued and outstanding.

     The enclosed proxy provides that each shareholder may specify that his, her or its Ordinary Shares be voted "for", "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Ordinary Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Ordinary Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Ordinary Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Ordinary Shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter ("Broker Non-Votes"), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present.

     Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

     - Filing with our Secretary, in care of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Ordinary Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

     - Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                             ELECTION OF DIRECTORS

     The entire Board of Directors of the Company is comprised of thirteen directors. Currently, twelve individuals are serving as directors, and we have one vacancy on our Board. As set forth below, the Board of Directors has nominated twelve individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. As permitted by our Articles of Association, the remaining vacancy may be filled by the Board following the General Meeting. Each director elected at the General Meeting, and any new director appointed by the Board to fill a vacancy, will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

     Ordinary Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the twelve nominees for the Board of Directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

NAME                   AGE
----                   ---
Bruce K. Anderson      63    Mr. Anderson has been Chairman of the Board of Directors of
                             Amdocs since September 1997 and currently holds the title of
                             President of our holding company, Amdocs Limited. Since
                             August 1978, Mr. Anderson has been a general partner of
                             Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the
                             information services, communications and healthcare
                             industries. Until September 2003, investment partnerships
                             affiliated with WCAS had been among our largest
                             shareholders. Mr. Anderson served for nine years with
                             Automated Data Processing, Inc. ("ADP") until his
                             resignation as Executive Vice President and a director of
                             ADP, and as President of ADP International, effective August
                             1978. Mr. Anderson also serves on the boards of Alliance
                             Data Systems, Inc., a publicly held company, and Headstrong,
                             Inc.

Avinoam Naor           55    Mr. Naor has been a director of Amdocs since January 1999
                             and currently holds the title of Vice Chairman of the Board of Directors. Mr. Naor was a member of the team that founded
                             Amdocs in 1982, initially serving as a Senior Vice
                             President. He was appointed President and Chief Executive
                             Officer of Amdocs Management Limited in 1995 and he held
                             that position until July 2002. In 1998, he led our initial public offering, and while he was Chief Executive Officer of
                             Amdocs Management Limited, he directed our major
                             acquisitions and secondary offerings. Mr. Naor has been
                             involved with software development for 29 years.

Adrian Gardner         41    Mr. Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Mr. Gardner is the
                             Chief Financial Officer and a director of Strakan Group,
                             Ltd., a pharmaceuticals company based in the United Kingdom, which he joined in April 2002. Prior to joining Strakan, he was a Managing Director of Lazard LLC, based in London,
                             where he worked with technology- and telecommunications-
                             related companies. Prior to joining Lazard in 1989, Mr.
                             Gardner qualified as a chartered accountant with Price
                             Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a
                             member of the Institute of Chartered Accountants in England
                             & Wales.

NAME                   AGE
----                   ---
Dov Baharav            53    Mr. Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited
                             since July 2002. Mr. Baharav has overall coordination
                             responsibilities for the operations and activities of our
                             operating subsidiaries. In 1991, Mr. Baharav joined Amdocs
                             Inc., our principal U.S. subsidiary, serving as its Vice
                             President and then President in St. Louis, Missouri until
                             1995. From 1995 until July 2002, Mr. Baharav was a Senior
                             Vice President and the Chief Financial Officer of Amdocs
                             Management Limited. Prior to joining Amdocs, Mr. Baharav
                             served as Chief Operating Officer of Optrotech Ltd., a
                             publicly held company that develops, manufactures and
                             markets electro-optical devices.

Julian A. Brodsky      70    Mr. Brodsky has been a director of Amdocs since July 2003.
                             Mr. Brodsky has served as a director and as Vice Chairman of
                             Comcast Corporation for more than five years. Prior to
                             November 2002, he served as a director and Vice Chairman of
                             Comcast Holdings for more than five years. Mr. Brodsky is
                             also Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is also a director of RBB
                             Fund, Inc.

Charles E. Foster      67    Mr. Foster has been a director of Amdocs since December
                             2001. He was Chairman of the Board of Prodigy Communications
                             Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC
                             Communications, Inc. ("SBC"), where he was responsible, at various times, for engineering, network, centralized
                             services, marketing and operations, information systems,
                             procurement, treasury, international operations, wireless
                             services, merger integration, real estate, yellow pages and cable TV operations. SBC International Inc. ("SBCI"), a
                             wholly owned subsidiary of SBC, is one of our largest
                             shareholders. SBC, together with its affiliates, is a
                             significant customer of ours. Mr. Foster is a member of the
                             Texas Society of Professional Engineers and a director of
                             Storage Technology Corporation, a publicly-traded company
                             engaged in the manufacture of products for storing digital data.

Eli Gelman             45    Mr. Gelman has been a director of Amdocs since July 2002 and is the Executive Vice President of Amdocs Management
                             Limited, where he has responsibility for sales, strategic
                             alliances and corporate and business development. He has
                             more than 26 years of experience in the software industry, including more than 15 years with Amdocs. Prior to his
                             current position, he was a Division President, where he
                             headed our United States sales and marketing operations and helped spearhead our entry into the Customer Care and
                             Billing Systems ("CC&B Systems") market. Before that, Mr.
                             Gelman was an account manager for our major European and
                             North American installations, and led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems
                             for communications networks.

James S. Kahan         56    Mr. Kahan has been a director of Amdocs since April 1998. He has worked at SBC since 1983, and currently serves as a
                             Senior Executive Vice President, a position he has held
                             since 1992. SBCI, a wholly owned subsidiary of SBC, is one of our largest shareholders. SBC, together with its
                             subsidiaries, is a significant customer of ours. Prior to
                             joining SBC, Mr. Kahan held various positions at several
                             telecommunications companies, including Western Electric,
                             Bell Laboratories, South Central Bell and AT&T.

NAME                   AGE
----                   ---
Nehemia Lemelbaum      61    Mr. Lemelbaum has been a director of Amdocs since December
                             2001 and is a Senior Vice President of Amdocs Management
                             Limited. He joined Amdocs in 1985, with initial
                             responsibility for our U.S. operations. Mr. Lemelbaum led
                             our development of graphic products for the yellow pages
                             industry and later led our development of CC&B Systems, as well as our penetration into the CC&B Systems market. Prior to joining Amdocs, he served for nine years with Contahal
                             Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to
                             1976, Mr. Lemelbaum was employed by the Ministry of
                             Communications of Israel (the organization that predated
                             Bezeq, the Israel Telecommunication Corp. Ltd.), with
                             responsibility for computer technology in the area of
                             business data processing.

John T. McLennan       58    Mr. McLennan has been a director of Amdocs since November
                             1999. Since May 2000, he has served as Vice-Chair and Chief
                             Executive Officer of Allstream (formerly AT&T Canada). Mr.
                             McLennan founded and was the President of Jenmark Consulting
                             Inc. from 1997 until May 2000. From 1993 to 1997, Mr.
                             McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile
                             Communications and Cantel Inc. Mr. McLennan is also a
                             director of Allstream, Hummingbird Ltd., a Canadian publicly held company engaged in the production of enterprise
                             management software, and of several other private software and communication companies.

Robert A. Minicucci    51    Mr. Minicucci has been a director of Amdocs since September
                             1997 and currently holds the title of Vice President of our holding company, Amdocs Limited. He has been a general
                             partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information
                             processing and related services for credit card and other
                             payment transactions. From 1991 to 1992, he served as Senior
                             Vice President and Treasurer of the American Express
                             Company. He served for twelve years with Lehman Brothers
                             (and its predecessors) until his resignation as a Managing
                             Director in 1991. Mr. Minicucci is also a director of
                             Alliance Data Systems, Inc., a publicly held company, and
                             several private companies.

Mario Segal            56    Mr. Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief
                             Operating Officer of Amdocs Management Limited until July
                             2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the
                             ADS(TM)(NG)/Family of Products directory automation systems and the Amdocs CC&B Systems platform. Prior to joining
                             Amdocs, Mr. Segal was an account manager for a major North
                             American yellow pages publisher. Prior to that, he managed the computer department of a major Israeli insurance
                             company, leading large-scale software development projects and strategic planning of automation systems.

BOARD COMMITTEES

     Our Board of Directors has formed three committees set forth below. Members of each committee are appointed by the Board of Directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. The current members of the Executive Committee are Bruce K. Anderson (Chair), Avinoam Naor, Dov Baharav, James S. Kahan and Robert A. Minicucci.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the Audit Committee are Adrian Gardner (Chair), Charles E. Foster and John T. McLennan, all of whom are independent directors, as required by the rules of the NYSE.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of the Compensation Committee are Bruce K. Anderson (Chair), Avinoam Naor, Dov Baharav, James S. Kahan and Robert A. Minicucci. None of the members of the Committee was an employee of Amdocs or its subsidiaries at any time during fiscal 2003, except for Mr. Baharav. Mr. Baharav does not participate in any discussions relating to his own compensation.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held five meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held seven meetings, the Compensation Committee held four meetings and the Audit Committee held five meetings in the 2003 fiscal year. The Board of Directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     As of October 31, 2003, our directors who are not employees of the Company ("Non-Employee Directors") receive compensation for their services as directors in the form of cash and options to purchase Ordinary Shares. Each Non-Employee director receives an annual cash payment of $30,000. Each of our Non-Employee Directors also receives an initial option grant for the purchase of 10,000 Ordinary Shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 5,000 Ordinary Shares, except for Non-Employee Directors that are members of our Audit Committee, who receive an annual option grant for the purchase of 6,000 Ordinary Shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors that are members of our Audit Committee, who receive $2,000 per meeting of the Audit Committee. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. During the 2003 fiscal year, we granted to five Non-Employee Directors options to purchase an aggregate of 51,000 Ordinary Shares. In addition, to recognize significant contributions to Amdocs over the years, we granted to three Non-Employee Directors options to purchase an aggregate of 159,000 Ordinary Shares.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Avinoam Naor, Adrian Gardner, Dov Baharav, Julian A. Brodsky, Charles E. Foster, Eli Gelman, James S. Kahan, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci and Mario Segal be, and each hereby is, elected to serve as a director of the Company until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth specified information with respect to the beneficial ownership of our Ordinary Shares as of November 28, 2003 of (i) any person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares and (ii) all of our directors and executive officers as a group. All percentages are based on 216,098,335 Ordinary Shares outstanding as of November 28, 2003. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as owned by that holder.

                                                             SHARES BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                    OWNED          OWNERSHIP
----------------                                             -------------------   ----------
SBC Communications, Inc.(1)................................      20,297,698            9.4%
MFS Investment Management(2)...............................      17,225,000            8.0%
All directors and executive officers as a group (18
  persons)(3)..............................................      33,465,836           15.4%

---------------

(1) The address of SBC Communications, Inc. ("SBC") is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by SBC, SBCI, a wholly owned subsidiary of SBC, holds 7,551,875 of our Ordinary shares, and SBC Option Delivery LLC, a majority-owned subsidiary of SBCI, holds 12,745,823 of our Ordinary shares. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(2) Based on a third-party report obtained by the Company regarding share ownership by institutional investors, MFS Investment Management Co. ("MFS") owned 17,225,000 shares at November 25, 2003. The address of MFS is 500 Boylston Street, 15th Floor, Boston, Massachusetts 02116.

(3) Includes ordinary shares held by SBC. See footnote 1 above. Mr. Kahan, Senior Executive Vice President of SBC, serves on the Company's Board of Directors and, accordingly, may be deemed to be the beneficial owner of the Ordinary Shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of November 28, 2003.

                                  PROPOSAL II

               APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

     Our Annual Report for the fiscal year ended September 30, 2003 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2003 are included in such report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements of the Company for the fiscal year ended September 30, 2003 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

               AMENDMENT TO 1998 STOCK OPTION AND INCENTIVE PLAN

     The Board of Directors has approved and recommends to the shareholders that they approve an amendment (the "Amendment") to the 1998 Plan in order to:

     - increase the number of Ordinary Shares available for grant under the 1998 Plan from 32,300,000 Ordinary Shares to 38,300,000 Ordinary Shares, an increase of 6,000,000 Ordinary Shares (the "New Option Shares"), and

     - eliminate the Company's ability to conduct option repricing programs under the 1998 Plan, in which options are surrendered to the Company in exchange for new options and/or restricted stock.

     The 1998 Plan was adopted in January 1998 and options may not be granted after the tenth anniversary of its adoption. The 1998 Plan provides for the grant and/or award by Amdocs of options or restricted shares to the officers, directors, employees or consultants of Amdocs or any of our subsidiaries. The 1998 Plan is administered by the Compensation Committee of the Board of Directors.

     The 1998 Plan was last amended in January 2001. At that time, the shareholders approved an amendment to increase the number of shares reserved for issuance pursuant to the 1998 Plan to 32,300,000 Ordinary Shares. The Company has not sought to increase the number of shares reserved for issuance pursuant to the 1998 Plan in the last three years. As of November 28, 2003, of the 32,300,000 Ordinary Shares reserved for issuance pursuant to the 1998 Plan:

     25,115,208 Ordinary Shares were reserved for issuance pursuant to outstanding option grants;

     3,341,837 Ordinary Shares had been issued as a result of option exercises; and

     3,842,955 Ordinary Shares remained available for future grants.

     Based on 216,098,335 Ordinary Shares outstanding as of November 28, 2003, the number of shares reserved for issuance pursuant to outstanding option grants and the number of shares available for future grants represented approximately 11.8% of our shares outstanding on a fully-diluted basis, assuming all shares reserved for issuance pursuant to outstanding option grants and all shares available for future grants were issued and outstanding. Our proposal to increase the number of shares subject to the 1998 Plan by 6 million, to 38,300,000 shares, would result in the 1998 Plan representing approximately 13.9% of our shares outstanding on a fully diluted basis, assuming all shares reserved for issuance pursuant to outstanding option grants, all shares currently available for future grants and the 6 million New Option Shares were issued and outstanding. The Amendment would result in an aggregate of 9,842,955 Ordinary Shares being available for issuance pursuant to new option grants, plus any shares that may become available for future grants as a result of options that expire or otherwise terminate prior to exercise.

     During the fiscal year ended September 30, 2003, the closing price of our Ordinary Shares on the NYSE ranged from a low of $5.95 to a high of $26.95. As of December 12, 2003, the closing price of our Ordinary Shares was $26.20. Of the options to purchase 25,115,208 Ordinary Shares that were outstanding as of November 28, 2003, options to purchase 14,089,512 Ordinary Shares were at an exercise price of $26.20 or greater. These options with an exercise price greater than the current trading price of the Ordinary Shares, so-called "underwater" options, represented approximately 56.1% of the Ordinary Shares reserved for issuance pursuant to outstanding option grants.

     The 1998 Plan currently provides that the Company may use shares authorized for issuance under the 1998 Plan to conduct option repricing programs, such that the Company may issue new options, restricted stock or other awards in exchange for "underwater" options. The Amendment would eliminate this provision from the 1998 Plan and thus restrict the Company from issuing shares available for grant under the 1998 Plan in exchange for "underwater" options.

     The Board of Directors has determined that the Amendment is in the best interests of Amdocs and its shareholders. The Board of Directors considers grants of options and/or awards to be an effective method to attract and to retain employees and others and that the availability of Ordinary Shares for future grants under the 1998 Plan is important to the business prospects and operations of Amdocs. The New Option Shares will assist the Company in attracting and hiring new officers, directors, employees and consultants and will facilitate potential future acquisitions and combination transactions. The New Option Shares will also assist the Company in retaining key employees and encouraging long-term performance and productivity among the Company's employees. The Board of Directors believes that after giving effect to this increase to the 1998 Plan, the Company will have sufficient options available for grant to our employees and others for at least the next several years.

     The Board of Directors also believes that the benefit of the New Option Shares to Amdocs and its shareholders will be enhanced if the 1998 Plan is amended to eliminate the option repricing provision. The Board of Directors believes that New Option Shares will provide a greater benefit if issued pursuant to new grants of options or awards, and not in connection with an option repricing program that involves the exchange of "underwater" options for new options and/or restricted stock.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (the "Plan"), be, and hereby is, amended as follows:

     1. In order to increase the number of Ordinary Shares authorized for issuance under the Plan by 6,000,000 Ordinary Shares, the first paragraph of
Section 5 of the Plan, "Ordinary Shares," is hereby deleted in its entirety and replaced with the following:

          "The maximum number of Ordinary Shares reserved for grant of awards under the Plan shall be 38,300,000. Such shares may, in whole or in part, be authorized but unissued shares. The foregoing numbers of shares may be increased or decreased by the events set forth in Section 10 hereof."

     2. In order to eliminate the Company's ability to conduct option repricing programs under the Plan, in which options are surrendered to the Company in exchange for new options and/or restricted stock, Section 11 of the Plan, "Surrender and Exchanges of Awards," is hereby deleted in its entirety and replaced with the following:

          "[RESERVED]"

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares issued and outstanding as of the record date is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan.

     THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL IS IN THE BEST INTERESTS OF AMDOCS AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE 1998 PLAN.

                                  PROPOSAL IV

               RATIFICATION AND APPROVAL OF INDEPENDENT AUDITORS

     The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent auditors for the fiscal year ending September 30, 2004 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors. Ernst & Young LLP audited Amdocs' books and accounts for the fiscal year ended September 30, 2003 and has served as our independent auditor since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending September 30, 2004 and until the Company's next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the nature and extent of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix their remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

                                 MISCELLANEOUS

OTHER MATTERS

     Management of the Company knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 2003, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Once filed with the Securities and Exchange Commission ("SEC"), we will provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

     Amdocs, Inc.
     1390 Timberlake Manor Parkway
     Chesterfield, Missouri 63017
     Fax: (314) 212-8358
     E-mail: info@amdocs.com

     Attention:  Mr. Thomas G. O'Brien
              Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                          By Order of the Board of Directors

                                          -s- Thomas G. O'Brien
                                          THOMAS G. O'BRIEN
                                          Secretary

December 17, 2003

                                 AMDOCS LIMITED

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 28, 2003, at the annual General Meeting of shareholders to be held on January 22, 2004 or any adjournment thereof.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 AMDOCS LIMITED

                                January 22, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.


     Please detach along perforated line and mail in the envelope provided.

 -------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
                  VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
 -------------------------------------------------------------------------------

1.  Election of Directors:

                                                     NOMINEES:
                                                     ---------
[  ]  FOR ALL NOMINEES                               [  ]  Bruce K. Anderson
                                                     [  ]  Avinoam Naor
                                                     [  ]  Adrian Gardner
[  ]  WITHHOLD AUTHORITY FOR                         [  ]  Dov Baharav
      FOR ALL NOMINEES                               [  ]  Julian A. Brodsky
                                                     [  ]  Eli Gelman
                                                     [  ]  Charles E. Foster
[  ]  FOR ALL EXCEPT                                 [  ]  James S. Kahan
     (See instructions below)                        [  ]  Nehemia Lemelbaum
                                                     [  ]  John T. McLennan
                                                     [  ]  Robert A. Minicucci
                                                     [  ]  Mario Segal

INSTRUCTION:      To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: [X]

                                                              FOR             AGAINST        ABSTAIN
                                                              ---             -------        -------
2.   APPROVAL OF CONSOLIDATED FINANCIAL
     STATEMENTS FOR FISCAL YEAR 2003.                         [  ]             [  ]           [  ]

3.   APPROVAL OF AMENDMENT TO 1998 STOCK
     OPTION AND INCENTIVE PLAN.                               [  ]             [  ]           [  ]

4.   RATIFICATION AND APPROVAL OF ERNST & YOUNG LLP
     AND AUTHORIZATION OF AUDIT COMMITTEE
     OF BOARD TO FIX REMUNERATION.                            [  ]             [  ]           [  ]

To change the address on your account, please check the
box at right and indicate your new address in the
address space above. Please note that changes to the
registered name(s) on the account may not be submitted
via this method.                                                                              [  ]

Signature of Shareholder: ________________________        Date _________________
Signature of Shareholder: ________________________        Date _________________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED



                                        /s/ THOMAS G. O'BRIEN
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U. S. Representative

Date: December 24, 2003